Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 333-125496

The following Frequently Asked Questions were sent to employees of ScanSoft on June 9, 2005:

Q: The company announced that there would be some headcount reductions based on synergies between ScanSoft and Nuance. When will these decisions be communicated?

A: We understand the importance of working as expeditiously as possible through the employee selection process and informing people as soon as decisions are made. We intend to work quickly but there are many decisions which must come first. Realistically, it will probably take at least until August before we are able to inform people of any changes. Our goal, however, is to be able to communicate these decisions no later than the closing.

Q: If my position is eliminated what kind of severance package can I expect?

A: While there may be differences between countries, generally the severance package for ScanSoft employees impacted by the merger will consist of three elements: (1) a lump sum severance payment or payment “In Lieu of Notice” based on level, tenure with the organization and employment contract terms (2) if applicable, paid health insurance continuation for a three-month period (USA) and (3) assistance by a local outplacement services firm. Any further details of the individual severance packages will be country specific and will be provided upon finalization of employee selections.

Q: If I voluntarily choose to resign prior to the closing or, if applicable, my scheduled separation date, will I still be eligible for any form of a severance package?

A: No. Only employees who remain with the organization through their scheduled separation dates will be eligible for severance.

Q: After the acquisition closes, will I have a new manager?

A: For most people, your day-to-day responsibilities will not change post-closing. And in most cases, reporting relationships will also not change. Any restructurings involving position and/or management changes will be individually communicated to employees affected and the effective dates of these changes will vary based upon each situation.

Q: Does ScanSoft anticipate divesting from its imaging business?

A: ScanSoft’s imaging business is an important component of its growth and success and there are no plans to sell the business.

Q: How will this acquisition impact the company’s plans for Dictation?

A: The company’s plans remain to invest in this growing area of the business. The recent acquisition of MedRemote reinforces this commitment.

Q: When can employees start working together?

A: The deal is estimated to close in September 2005. To ensure a smooth integration, members of the respective management teams have already formed working relationships and integration teams are starting work this week. Once the deal is complete, all employees from ScanSoft can begin to work with their Nuance colleagues. It is particularly important that sales personnel wait until the acquisition close before working with their Nuance counterparts.

Q: Will we keep the same benefit programs that we already have?

A: The ScanSoft and Nuance HR teams have begun a full review of both companies’ benefit programs. We will have a series of meetings to review any applicable benefit changes with employees as soon as we have specific comparisons and a package going forward.

Q: Will the integration activities cause any disruption to ScanSoft’s focal review process scheduled for the late Summer/early Fall timeframe?

A: No. ScanSoft’s performance review schedule will be carried out as planned over the coming months so that necessary, current performance information will be available for merit reviews in accordance with ScanSoft’s regular October 1, 2005 focal salary review cycle.

Q: How should I answer the phone?

A: Until the merger is closed, you should continue to answer the phone in the same manner as you do now.

Q: Should I reschedule my planned vacations over the coming months?

A: We encourage employees to take vacation time, especially during stressful periods, in order to rejuvenate. We understand there will be many time sensitive integration initiatives underway over the coming months and would ask that you work with your manager to coordinate your time off to meet both your personal needs and those of the business to ensure a successful integration.

Q: What can I expect for communication in the months leading up to the closing?

A: ScanSoft is committed to providing ongoing communication about the progress of the integration. Any employee questions that arise may be submitted to questions@scansoft.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On June 3, 2005, ScanSoft filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125496) containing a preliminary Joint Proxy Statement/Prospectus regarding the proposed transaction. Investors and security holders are urged to carefully read the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available as they will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.